2009

THIRD QUARTER REPORT

for the nine months ended June 30, 2009

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 27, 2009

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Energy Ltd. (the “Company” or “Tournigan”) for the 3 months ended December 31, 2008 and subsequent activity up to February 27, 2009. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with Canadian GAAP as at September 30, 2008 and 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of uranium and gold properties in Europe. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

The Company’s MD&A for the year ended September 30, 2008 provided information up to January 26, 2009.

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

On February 24, 2009 Tournigan announced an updated resource estimate for its Kuriskova uranium deposit which more than doubles the amount of uranium contained in the indicated resource and significantly increases the grade of the indicated resource.  SRK Consulting (U.S.), Inc. has reviewed and audited the updated resource estimate.

Highlights:

•

Tournigan’s 2008 infill drilling moved 8,084,000 pounds of U308 from the inferred resource category to the better defined and more confident indicated category

•

The grade of indicated resource increased by 28% from 0.435% U308 to 0.558% U308

•

The infill drilling demonstrated the presence of an exceptionally high grade zone of uranium mineralization which remains open along both strike and dip

•

The estimate includes 3,261,000 pounds of molybdenum as a potential by-product (see table below)

The tight geological constraints that were used to model the indicated high-grade resource provide a high level of confidence in this zone while leading to a modest reduction in the number of pounds of uranium remaining in the inferred category.  Exploration in or near this zone could replace or increase these pounds at a higher grade. There is also potential for further exploration drilling to increase the overall size of the deposit and for additional infill drilling to upgrade a significant additional portion of the current inferred resource to the indicated category.

The results of our recent infill drilling program which led to such a dramatic increase in both size and

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

grade of the indicated uranium resource bodes well for the possibility of further increasing the size and quality of the deposit.  This recent program was restricted to infill drilling in order to upgrade the quality of the resource as we advance Kuriskova toward feasibility.

There remains great exploration upside both immediately adjacent to the Kuriskova resource and in the surrounding ground controlled by Tournigan. Our current estimated grade of 0.558% U308 compares extremely favorably with most other uranium projects currently under development with grades in the order of 0.1% to 0.2% U308.  This estimate also demonstrates the presence of a significant amount of molybdenum which could represent a by-product credit.  The resource estimate includes only molybdenum contained within the uranium resource.

The following tables summarize the current resource estimate:

Current Resource:

Kuriskova Resource Estimate February 2009 (SRK) – Cut-off 0.05%U *
	U%	Tonnes (000)	%U3O8	U3O8 lbs (000)	Mo%	Tonnes (000)	Mo lbs (000)
Total Indicated (Main zone )	0.473	1,191	0.558	14,654
Total Inferred (Main and HW zones)	0.182	3,780	0.215	17,901	0.030	4,897	3,261

                * Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

Previous Resource:

Kuriskova Resource Estimate July 2008 (SRK) – Cut-off 0.05%U
Classification	U%	Tonnes (000)	U3O8%	U3O8 lbs (000)
Indicated	0.369	685	0.435	6,570
Inferred	0.254	4,568	0.299	30,131

A complete table of the new resource estimate prepared by Tournigan and reviewed, audited and approved by SRK, can be found by visiting Tournigan’s web site from this link: http://www.tournigan.com/i/pdf/KuriskovaResourceFeb09AppendixA.pdf.

A longitudinal projection showing drill hole locations and interval grades can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

The updated estimate incorporates the results of 23 diamond drill holes totaling 9,267 metres that were drilled since the last resource estimate previously disclosed in a news release dated July 16, 2008.  The estimate was prepared by Ravi Sharma, Tournigan’s manager of resources and reserves, under the supervision of SRK, who are preparing an NI 43-101 Technical Report to be filed on SEDAR by April 10, 2009. Allan V. Moran, principal geologist and Frank Daviess, principal resource geologist, who reviewed, audited and approved the current resource estimate, are both with SRK and are independent Qualified Persons as defined by NI 43-101.

Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for hanging wall and footwall contact while performing section interpretation. Triangulations of outlines between sections were

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using inverse distance cubed methods and a dynamic anisotropy search option. The 3D wireframe solids of the previous resource estimate dated July 16, 2008 were updated with infill holes for the Main Zone and were reviewed by SRK. Interpolation and NI 43-101 compliant resource classification parameters were developed by SRK.

Tournigan is beginning a preliminary assessment (scoping study), including metallurgical testing, on the Kuriskova deposit expected to be completed before the end of the second quarter of 2009. Pre-feasibility and feasibility studies are expected to follow the preliminary assessment.

GOLD – CURRAGHINALT, NORTHERN IRELAND (100% interest)

The Curraghinalt gold deposit has an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of six grams of gold per tonne and a minimum vein width of one metre.

The resource estimate is from a study prepared by independent consultant Micon International Limited of Toronto.  The Micon employee responsible for the study was Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects.  The resource study, dated November 29, 2007, was filed on SEDAR on January 17, 2008.

As reported on December 22, 2008 the Company signed a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. (“C3 Resources”) has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the “Option”). To the date of this MD&A Tournigan has received the first two instalments of the up-front payments totalling $825,000.  A further $175,000 is payable on or before March 31, 2009.

From December 22, 2008 C3 Resources will fund the ongoing costs and exploration programs of Dalradian Gold.

US SUBSIDIARY SOLD

On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction. As at December 31, 2008, TUSA’s carrying values in the Company’s consolidated financial statements

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT CHANGES AND COST CUTTING MEASURES

In November 2008 Mr. Alva L. Kuestermeyer was appointed Vice President, Engineering / Environmental and Mr. Rich Eliason was promoted to Vice President, Exploration.

Mr. Kuestermeyer has over 35 years of operational and consulting experience in the minerals industry specifically in project management, mineral processing, extractive metallurgy, market analysis and project economics. He joins Tournigan after spending four years at SRK Consulting (U.S.), Inc. in Denver, CO, as its Principal Metallurgical Engineer / Mineral Economist. His work has included numerous consulting assignments for uranium, base and precious metals, ferroalloys, non-ferrous and industrial mineral projects world-wide. Projects have included engineering studies, due diligence, mergers, acquisitions, valuations, project economics, cost modeling, and market analysis. Previously, he worked at ASARCO, Dames & Moore, Behre Dolbear, PAH and SRK. He has a B.S. in Metallurgical Engineering and an M.S. in Mineral Economics.

Mr. Kuestermeyer is responsible for overseeing engineering and environmental aspects of Tournigan's projects, including the advancement of the Kuriskova and Novoveska Huta uranium projects towards feasibility and production. He also plays a major role in Tournigan's ongoing social, community relations and communications programs alongside the Company's Country Director in Slovakia, Dr. Boris Bartalsky.

Mr. Eliason was formerly Chief Geologist of the Company. As Vice President, Exploration he is a member of Tournigan's senior management while overseeing all of the Company's exploration activities.

On January 30, 2009 the board appointed Ms. Doris Meyer as Chief Financial Officer adding to her role of Corporate Secretary since December 12, 2008 replacing Hans Retterath and Jude Fawcett respectively.  The Company will maintain a small corporate investor relations office in Vancouver, B.C.  Tournigan has also engaged the financial reporting and corporate compliance services of Golden Oak Corporate Services Ltd. (“Golden Oak”) owned by Ms. Meyer.

Ms. Meyer is a member of the Association of the Certified General Accountants of British Columbia and Canada. She was vice president, finance of Queenstake Resources Ltd. from 1985 to 2003 and corporate secretary until 2004 where she led negotiations of joint venture and purchase agreements, equity financings, debt financings and capital purchases.

In 1996 Ms. Meyer formed Golden Oak and Ms. Meyer acts as Chief Financial Officer and/or Corporate Secretary of several publicly traded mining companies and her company provides those clients with administrative, financial reporting and regulatory compliance services.

QUALIFIED PERSON

The Company’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, B.Sc. Geo, MA Geo, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information and resource and reserve disclosures contained in this MD&A.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Overview

For the periods presented, the Company had no revenues, no longer term debt and did not declare or pay any dividends. The Company incurred a net loss of $1,388,122 or $0.01 per share in the first fiscal quarter 2009 a decrease of $183,602 from the comparable period in fiscal 2008 net loss of $1,571,724.  Exploration property costs capitalized, net of the $375,000 option payment recovery, were $2,581,459 for the first quarter 2009 as compared with $3,735,292 for the first quarter 2008.

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenses

The most significant component of the increase was employee salaries and fees to directors and contractors which increased by $315,364 to $765,234 for the first fiscal quarter of 2009 compared with 2008. The increase mainly relates to severance costs of $366,625 accrued at December 31, 2008 and paid in January 2009.  The Company closed its Vancouver head office in January 2009 and terminated five head office employees.  The Company is attempting to sub-lease its fully furnished office located in downtown Vancouver.

Other Income

Interest income decreased commensurate with the decrease in the Company’s cash balances and the declining interest rate.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in note 4 to the interim consolidated financial statements for the three months ended December 31, 2008 and note 6 to the annual audited consolidated financial statements for the year ended September 30, 2008.

Uranium Mineral Properties

The uranium property balances increased by $2,478,144 to $17,502,762 as at December 31, 2008.    Most of these costs are for drilling and assaying on the Kuriskova property in Slovakia discussed earlier.

Gold Mineral Properties

Gold property balances increased by $103,315 to $23,398,252 as at December 31, 2008.    Expenditures on Kremnica and Northern Ireland were partially offset by the receipt of a $375,000 option payment from C3 Resources Inc.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Three months ended Dec 31 2008 $	Three months ended Sept 30 2008 $	Three months ended June 30 2008 $	Three months ended Mar 31 2008 $	Three months ended Dec 31 2007 $	Four months ended Sept 30 2007 $	Three months ended May 31 2007 $	Three months ended Feb 28 2007 $
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(1,388,122)	(9,652,890)	(2,807,928)	(1,259,342)	(1,571,724)	(2,717,954)	(1,605,796)	(1,629,749)
Basic and diluted loss per share	(0.01)	(0.08)	(0.03)	(0.01)	(0.01) (	(0.02)	(0.01)	(0.02)

For the periods presented in the above table, the Company’s loss has generally been between $1,000,000 and $2,000,000.  For the three months ended September 30, 2008, the Company incurred a net loss of $9,652,890 largely due to the $7,131,046 write-off of USA uranium properties.  For the three months

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

ended June 30, 2008 the net loss of $2,807,928 included the $749,848 write-off of Nevada gold properties.  The net loss of $2,717,954 for the four months ended September 30, 2007 was higher partially due to the four month period and also the result of higher operating expenses for the costs of the financial restatement.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that its working capital is sufficient to carry out its current exploration and development work programs and fund corporate overhead expenditures to September 2009.  Notes 6 and 20 of the audited annual consolidated financial statements for the year ended September 30, 2008 discuss the expenditure levels to maintain the Company’s mineral properties and agreements in good standing and to meet its other commitment. As a development stage company, the Company’s liquidity position decreases as expenses are incurred.  To mitigate this liquidity risk, the Company budgets both exploration and administration expenditures and closely monitors its liquidity position.

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing, asset disposals or joint venture agreements will be required to meet work commitments and to develop mineral properties.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

The Company began the interim period with cash and cash equivalents of $12,666,749.  During the three months ended December 31, 2008 the Company expended $1,418,690 on operations net of working capital changes, received $375,000 option payments from C3 Resources Inc. and expended $3,179,466 on mineral exploration and $5,736 to purchase equipment to end on December 31, 2008 with cash and cash equivalents of $8,437,857.

The Company has stock options outstanding that if exercised would raise additional cash.

Cash is primarily invested in secure bank deposits with Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

TRANSACTIONS WITH RELATED PARTIES

On December 12, 2008 the Company retained the services of Doris Meyer, and her company Golden Oak Corporate Services Ltd. to perform the financial reporting and regulatory compliance functions for the company.   On December 12, 2008 Ms. Meyer was appointed as the Company’s Corporate Secretary and James Mackie, a C.G.A. and an employee of Golden Oak, was appointed as the Company’s Controller.  On January 30, 2009 Ms. Meyer replaced Mr. Hans Retterath as Chief Financial Officer.  In the three month period ended December 31, 2008 Golden Oak was owed fees of $4,250. These amounts are presented within salaries and fees to directors and contractors.

In the 2008 fiscal year comparative, in the three month period ended December 31, 2007, cost reimbursements from companies with common directors and/or officers relate to the office relocation agreement and cost sharing arrangements with Longview Capital. Two directors of the Company, Mr. Poulus and Mr. Shorr, are also directors of Longview. The Company ceased to share office space with Longview in the first quarter of fiscal 2008.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. In the three months ended December 31, 2007 these fees were $ 28,000.

Geological consulting fees of $89,615 to Longview Technical, a division of Longview, were capitalized to exploration properties in 2008. The 2007 amount was $77,397.  These fees were based on Longview Technical’s standard rates and these services are no longer being used.

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA AS AT FEBRUARY 27, 2009

Authorized: an unlimited number of common shares without par value.

	Common Shares Outstanding	Stock Options Outstanding	Share Capital $
Balance, December 31, 2008	122,697,859	7,632,633	108,370,841
Stock options granted	-	300,000	-
Stock options forfeited	-	(404,899)	-

Balance, February 27, 2009	122,697,859	7,527,734	108,370,841

FINANCIAL INSTRUMENTS

a)

Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, deposits, restricted deposits and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, deposits, restricted deposits and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations.  The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $901,006 of value added taxes receivable from government agencies. Restricted deposits of US $930,000 are with US banks and are fully insured by the US Federal Deposit Insurance Corporation (“FDIC”). The Company expects to dispose of its restricted deposits in the first calendar quarter of 2009 and receive the Reclamation Receivable as consideration (note 12 of the interim financial statements).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results.  The Company’s cash is primarily invested in business bank accounts which are available on demand.

Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits.  The significant market risk exposures to which the Company is exposed are foreign currency, interest and equity price risk. Since the Company has not developed producing mineral interest, it is not exposed to commodity

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

price risk at this time.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna, the US Dollar, the British Pound and the Euro.  The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

RISK FACTORS

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

CHANGES IN ACCOUNTING POLICIES

Newly adopted

Effective October 1, 2008 the Company adopted amended Section 1400, General Standards of Financial Statement Presentation.  This section includes requirements to assess and disclose the Company’s ability to continue as a going concern.  It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.  (see note 1 to the interim financial statements)

Future

In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with International Financial Reporting Standards (“IFRS”).  On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year.  Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FORWARD LOOKING STATEMENTS

Forward looking statements

This MD&A contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict",  "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

strategies and objectives;

•

interest and other expenses;

•

tax position and tax rates;

•

political unrest or instability in foreign countries and its impact on foreign assets;

•

the timing of decisions  regarding  the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;

•

estimates of the quantity and quality of mineral resources;

•

planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

•

future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•

financial and operating objectives;

•

exploration, environmental, health and safety initiatives;

•

availability of qualified  employees for operations; and

•

outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•

general business and economic conditions;

•

interest rates and foreign exchange rates;

•

the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

•

the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

•

the availability of financing for development projects on reasonable terms;

•

costs of production and production and productivity levels, as well as those of competitors;

•

the ability to secure adequate transportation for products;

•

the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

•

the ability to attract and retain skilled staff;

•

the impact of changes in foreign exchange rates on costs and results;

•

engineering and construction timetables and capital costs for development and expansion projects;

•

costs of closure of various operations;

•

market competition;

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2008 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•

tax benefits and tax rates;

•

the resolution of environmental and other proceedings or disputes; and

•

ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.tournigan.com.

TOURNIGAN ENERGY LTD.

2008 INTERIM REPORT

Interim consolidated financial statements

June 30, 2009

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

Consolidated Balance Sheets

(expressed in Canadian dollars)

	June 30, 2009	September 30, 2008
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$3,665,702	$12,666,749
Accounts receivable	1,064,104	662,665
Reclamation receivable (note 5)	616,390	-
Marketable securities (note 3)	25,540	29,660
Prepaid expenses and deposits	120,089	167,078
Restricted deposits (note 5)	-	985,707
	5,491,825	14,511,859

Reclamation receivable (note 5)	404,724	-
Property and equipment (note 4)	734,173	882,919
Mineral properties (note 5)	42,259,644	38,319,555
	$48,890,366	$53,714,333

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$534,609	$1,886,729
Asset retirement obligation	-	55,115
	534,609	1,941,844

Asset retirement obligations	114,596	90,392

Shareholders' Equity
Share capital (note 7)	108,370,841	108,370,841
Contributed surplus (note 7)	9,422,037	9,031,777
Deficit	(69,551,717)	(65,720,521)
	48,241,161	51,682,097
	$48,890,366	$53,714,333
Nature of operations and going concern (note 1)
Commitments (note 12)
Subsequent events (note 13)

On behalf of the Board:

/s/ “Michael Hopley”	/s/ “Dorian L. Nicol”
Michael Hopley, Director	Dorian L. Nicol, Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	June 30		June 30
	2009	2008	2009	2008
	$	$	$	$
MINERAL PROPERTY EXPENSE
Mineral property costs recovered (note 5)	-	(45,500)	(120,205)	(45,500)
Exploration property costs written-off (note 5)	-	749,848	-	1,094,165
Property investigations	35,993	115,684	141,549	233,007
Accretion on asset retirement obligation	1,450	3,572	4,412	9,861
	37,443	823,604	25,756	1,291,533
EXPENSES
Employee salaries and fees to directors and contractors	330,224	801,363	1,484,388	1,703,090
Stock-based compensation (note 8)	186,066	523,920	331,952	1,213,013
Public, government and investor relations	162,847	187,282	559,227	725,754
Audit, legal and other professional fees	39,312	190,699	185,127	468,944
Administration	407,743	156,650	801,647	488,195
Travel	128,158	150,549	452,680	433,854
Regulatory fees	24,311	10,898	60,532	73,418
	1,278,661	2,021,361	3,875,553	5,106,268

OTHER ITEMS
Interest income	(898)	(146,863)	(59,027)	(715,820)
Unrealized gain on marketable securities	(4,008)	-	(4,018)	-
Loss (gain) on sale of marketable securities	(2,562)	19,631	(2,562)	19,631
Recovery of office relocation costs	-	-	-	(142,225)
Deferred reorganization costs	-	149,313	-	149,313
Financial advisory fees	62,224	98,404	276,972	148,404
Foreign exchange (gain) loss	168,004	(157,522)	(281,478)	(218,110)
	222,760	(37,037)	(70,113)	(758,807)
NET LOSS	(1,538,864)	(2,807,928)	(3,831,196)	(5,638,994)
Deficit, beginning of period	(68,012,853)	(53,259,703)	(65,720,521)	(50,428,637)
Deficit, end of period	(69,551,717)	(56,067,631)	(69,551,717)	(56,067,631)
Basic and diluted loss per share	(0.02)	(0.02)	(0.05)	(0.05)
Weighted average number of outstanding shares	122,697,859	122,404,264	122,697,859	122,697,859

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	June 30		June 30
	2009	2008	2009	2008
	$	$	$	$
Net loss for the period	(1,538,864)	(2,807,928)	(3,831,196)	(5,638,994)
Other comprehensive income:
Unrealized losses on available-for-sale investments	-	(68,238)	-	(343,091)
Reclassification adjustment for realized losses (gains)	-	19,631	-	19,631
Comprehensive loss for the period	(1,538,864)	(2,856,535)	(3,831,196)	(5,962,454)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(unaudited)

	For the Three Months Ended			For the Nine Months Ended
	June 30			June 30
	2009	2008		2009	2008
	$	$		$	$
CASH FLOWS TO OPERATING ACTIVITIES
Net loss	(1,538,864)	(2,807,928)		(3,831,196)	(5,638,994)
Items not affecting cash:
Mineral property costs recovered (note 5)	-	(45,500)		(120,205)	(45,500)
Stock-based compensation expense	186,066	523,920		331,952	1,213,013
Exploration property costs written-off	-	749,848		-	1,094,165
Deferred reorganization costs written-off	-	149,313		-	149,313
Unrealized gain on marketable securities	(4,008)	-		(4,018)	-
Loss (gain) on sale of marketable securities	(2,562)	19,631		(2,562)	19,631
Amortization	35,668	27,096		106,132	77,612
Accretion on asset retirement obligation	1,450	3,572		4,412	9,861
Unrealized foreign exchange gain	118,287	5,222		(348,672)	17,351
	(1,203,963)	(1,374,826)		(3,864,157)	(3,103,548)
Net changes in operating balances:
Accounts receivable	748,139	138,230		(23,084)	86,312
Prepaid expenses and deposits	(28,897)	8,051		46,989	92,180
Accounts payable and accrued liabilities	(14,584)	91,016		(296,014)	(295,393)
	(499,305)	(1,137,529)		(4,136,266)	(3,220,449)

CASH FLOWS TO INVESTING ACTIVITIES
Proceeds on disposal of property and equipment	-	107,559		-	157,559
Proceeds on sale of marketable securities	10,700	17,441		10,700	17,441
Purchase of property and equipment	(3,213)	(65,586)		(16,133)	(421,080)
Mineral property option payments	175,000	-		1,000,000	-
Mineral property expenditures	(980,585)	(3,260,352)		(5,859,348)	(11,878,201)
	(798,098)	(3,200,938)		(4,864,781)	(12,124,281)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	-	24,999		-	452,084
Deferred reorganization costs	-	(28,677)		-	(136,800)
	-	(3,678)		-	315,284
Change in cash and cash equivalents for period	(1,297,403)	(4,342,145)		(9,001,047)	(15,029,446)
Cash and cash equivalents, beginning of period	4,963,105	21,725,784		12,666,749	32,413,085
Cash and cash equivalents, end of period	3,665,702	17,383,639		3,665,702	17,383,639

Supplemental cash flow information:
Cash paid during the period for interest	$-	$1,634	$		$4,090
Cash paid during the period for income taxes	-	-		-	-
Non-cash transactions (note 9)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Energy Ltd. (the “Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

The Company has not generated revenues from operations.  These unaudited interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.  The Company presently has sufficient financial resources to undertake its minimum work commitments for its mineral properties for the next twelve months.  The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing to raise substantial funds for the capital expenditures required to achieve planned principal operations.  The Company will be required to seek additional financing and while the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s consolidated financial statements for the year ended September 30, 2008 (the “Annual Financial Statements”) except as discussed in this note. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2009. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

Recent Accounting Pronouncements

Newly adopted

Effective October 1, 2008 the Company adopted amended Section 1400, General Standards of Financial Statement Presentation.  This section includes requirements to assess and disclose the Company’s ability to continue as a going concern.  It indicates that financial statements shall be prepared on a going

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.  (See note 1)

Effective January 1, 2009 the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company presently does not have any goodwill and therefore the adoption of this new policy has no impact on the Company at the present time.

On January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s financial statements.

On January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company’s financial statements.

Future

In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with International Financial Reporting Standards (“IFRS”).  On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year.  Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The CICA has issued the following standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2011:

In January 2009, the CICA adopted Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. These new sections were created to converge Canadian GAAP to IFRS.

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

3.

MARKETABLE SECURITIES

	June 30, 2009	September 30, 2008
	$	$

Condor Resources PLC	23,040	25,660
Nanika Resources Inc. (formerly New Cantech Ventures Inc.)	2,500	4,000

	25,540	29,660

In the three months ended June 30, 2009 the Company sold 1,000,000 of the 3,400,000 common shares owned of Condor Resources PLC for proceeds of $10,700 realizing a gain of $2,562 on the sale.

4.

PROPERTY AND EQUIPMENT

	June 30, 2009			September 30, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Land	47,833	-	47,833	47,833	–	47,833
Buildings	354,873	93,719	261,154	354,873	87,573	267,300
Computer and electronic equipment	114,747	66,973	47,774	116,005	47,427	68,578
Vehicles	172,431	143,140	29,291	172,431	124,955	47,476
Office and field equipment	380,464	160,932	219,532	370,578	114,049	256,529
Software	153,717	111,411	42,306	150,168	56,710	93,458
Leasehold improvements	120,554	34,271	86,283	120,554	18,809	101,745

	1,344,619	610,446	734,173	1,332,442	449,523	882,919

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

5.

MINERAL PROPERTIES

	Nine months ended June 30, 2009
	Uranium		Gold
	Slovakia	Slovakia	Slovakia	Northern	Total
	Kuriskova	Other	Kremnica	Ireland
	$	$	$	$	$
Balance, September 30, 2008	11,565,011	3,459,607	11,986,844	11,308,093	38,319,555
					-
Acquisition costs	-	-	-	-	-
					-
Option receipts	-	-	-	(1,000,000)	(1,000,000)
					-
Exploration and development					-
Licenses and permits	8,277	14,442	52,732	120,926	196,377
Mapping and surveying	1,001	2,069	106	-	3,176
Drilling and assays	2,246,614	564,915	103,935	208,469	3,123,933
Personnel, administration and travel	476,745	244,263	363,012	211,698	1,295,718
Stock-based compensation	49,760	-	8,548	-	58,308
Socio-environmental studies	54,501	53	11,682	-	66,236
Studies and evaluations	442,366	1	35,946	1,217	479,530
Recovery from funding partners	-	-	(74,050)	(219,407)	(293,457)
	3,279,264	825,743	501,911	322,903	4,929,821

Asset retirement obligation cost	-	-	10,268	-	10,268
					-
Total costs incurred	3,279,264	825,743	512,179	(677,097)	3,940,089
					-
Balance, June 30, 2009	14,844,275	4,285,350	12,499,023	10,630,996	42,259,644

Northern Ireland - Dalradian Gold Limited (“Dalradian Gold”) Earn-In Option Agreement – On December 19, 2008 the Company executed a binding earn-in option agreement with C3 Resources, Inc. which on March 30, 2009 was assigned to SA Resources Inc. (“SA Resources”). Under the terms of the option agreement, SA Resources can purchase up to 90% of the shares of Dalradian Gold from the Company at a total cost of $9,250,000 and in addition, SA Resources must fund 100% of the project expenditures until the completion of a bankable feasibility study on the following schedule:

(a)

$1,000,000 paid as follows: $375,000 (received in October 2008), $450,000 paid on receipt of approval for the transaction from the TSX Venture Exchange (received in January 2009), and a further $175,000 which is payable on or before March 31, 2009 (by agreement this date was extended to April 15, 2009 and the funds were received on April 15, 2009);

(b)

$3,250,000 upon the completion of an updated NI 43-101 compliant resource estimation, on or before December 31, 2010 (the “First Earn-In”);

(c)

$1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and,

(d)

$3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

Upon completion of the First Earn-In, the Company will transfer an equity interest of 51% in Dalradian Gold to SA Resources, and the Company and SA Resources will enter into a joint-venture agreement. SA Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest)  and  to  subsequently  continue  to solely fund  the activities required to  complete  the  Third  Earn-In (90% interest).

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

5.

MINERAL PROPERTIES (continued)

If SA Resources has paid the Company a total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, SA Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to an additional 23% equity interest in Dalradian, resulting in an aggregate 90% equity interest in Dalradian Gold. The Company may then either participate in the joint venture by sharing expenditures with SA Resources on a pro rata basis or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

If, after exercising the option to earn the First Earn-In (51% interest), SA Resources chooses not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, then the Company and SA Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

Slovakia - Kremnica - The Company has a 100% interest in the Kremnica Gold project in central Slovakia. The property is comprised of the Kremnica mining licence, which was renewed for four years in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2012 and February 2013, respectively, with Company renewal options. Aggregate licence fees and minimum work commitments are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

On June 7, 2009, the Company executed an option agreement with Ortac Resources plc (“Ortac”) of London, England.  The option agreement grants Ortac the sole and exclusive right and option to acquire, in four stages, up to an undivided 100% right, title and interest in and to the Kremnica Gold project (20% in the first stage, 10% in the second stage, 30% in the third stage and 40% in the fourth stage).  The earn-in terms for the four option stages are as follows:

•

First Option Stage: Ortac may acquire a 20% interest by completing, at its sole cost, a NI 43-101 compliant resource estimate and preliminary assessment on or before June 1, 2011.

•

Second Option Stage: Upon completion of the First Option Stage, Ortac may acquire an additional 10% interest by delivering an extension notice and payment of US$500,000, payable in cash or publicly traded shares of Ortac, to the Company.

•

Third Option Stage: Upon completion of the Second Option Stage, Ortac may acquire an additional 30% interest by completing at its sole cost an NI 43-101 bankable feasibility study on or before June 1, 2013.

•

Fourth Option Stage: Upon completion of the Third Option Stage, Ortac may acquire the remaining 40% interest in the Kremnica Gold project for the following consideration:

1.

A payment to the Company of $15.00 per ounce of 100% of the gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study, payable in cash or publicly traded shares of Ortac (this payment will be net of the US$500,000 payment described in the Second Option Stage unless this stage is completed by June 1, 2011 in which case the US$500,000 will be deducted from that payment); and

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

5.

MINERAL PROPERTIES (continued)

2.

Granting to the Company a 2% net smelter return royalty (NSR) on gold and silver production from the Kremnica Gold project (such NSR may be reduced to 1% by paying the Company US$1 million in cash at any time prior to the commencement of commercial production at Kremnica. The remaining 1% NSR which the Company retains will be payable in respect of 1 million gold ounces equivalent, after which time it will be reduced to a 0.5% NSR in respect of a further 1 million gold ounces equivalent, after which time the Company’s NSR will be terminated).

Following completion of the First Option Stage, Ortac and the Company will form a joint-venture with participating interests reflecting the earn-in at each option stage.  If Ortac decides not to proceed with the next option stage, then the participating interests in the joint-venture will remain fixed at the preceding earned-in amounts.

Ortac will take over operatorship of the Kremnica Gold project during the term of the option agreement and will maintain the underlying properties and mining licenses in good standing.

Disposal of Tournigan USA Inc. (“TUSA”) – On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. On February 27, 2009, Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s US$930,000 of reclamation bonds less any applicable reclamation costs which at September 30, 2008 had been estimated at US$52,000 for an estimated net amount of US$878,000 (the “Reclamation Receivable”). Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and were due August 31, 2009.

The Company has granted Fischer-Watt an extension of time to December 15, 2009 to pay the Promissory Note and US$530,000 of the Reclamation Receivable.  The remainder of US$348,000 (being US$400,000 less the US$52,000) Reclamation Receivable will be paid to the Company when Fischer-Watt has been able to secure the release of the underlying reclamation bonds held by the reclamation agencies.  The reclamation work must be performed and monitored for re-vegetation before the reclamation agencies will be in a position to release the bond.

Fischer-Watt is a Nevada-incorporated mineral exploration and development company. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V approved this related party transaction.

The Company wrote off the cost of the Projects of TUSA in the fiscal year ended September 30, 2008.  On February 27, 2009 the Company recorded the disposition of TUSA and due to a combination of a change in exchange rates and working capital recoveries the Company recorded a mineral property cost recovery of $120,205 in the nine months ended June 30, 2009.

6.

FINANCIAL INSTRUMENTS

c)

Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, prepaid expenses and deposits, reclamation receivable and accounts payable and accrued liabilities.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

6.

FINANCIAL INSTRUMENTS (continued)

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses and deposits, reclamation receivable and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

d)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations.  The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and reclamation receivable. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. The Company disposed of its US$930,000 restricted deposits offset by a current asset retirement obligation of US$52,000 in the second calendar quarter of 2009 and received the US$878,000 Reclamation Receivable as consideration.  The Reclamation Receivable and a promissory note in the amount of US$325,327 included in accounts receivable relate to the sale of TUSA by the Company to Fischer-Watt as described in note 5 are unsecured.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results.  The Company’s cash is primarily invested in business bank accounts which are available on demand. As of June 30, 2009, the Company had enough funds available to meet its financial liabilities and future financial liabilities from its commitments for the current year.

Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits.  The significant market risk exposures to which the Company is exposed are foreign currency, interest and equity price risk. Since the Company has not developed producing mineral interest, it is not exposed to commodity price risk at this time.

Foreign currency risk - The Company maintains its accounts in Canadian dollars. The Company’s expenditures in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna until December 31, 2008, the Euro since Slovakia converted from the Slovak Koruna to the Euro on January 1, 2009, the US Dollar and the British Pound. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

6.

FINANCIAL INSTRUMENTS (continued)

As at June 30, 2009, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Euro and the US Dollar.

	Euro	US $

Cash	338,223	189,246
Accounts receivable	326,979	385,327
Reclamation receivable Prepaid expenses and deposits	- 47,971	878,000 2,412
Account payable and accrued liabilities	(94,041)	(7,285)
Asset retirement obligations	(70,317)	-

Net assets	548,815	1,447,700

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Euro vis-à-vis the Canadian Dollar would result in a $89,440 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $168,368 increase or decrease, respectively, in net income and shareholders’ equity.

Interest rate risk - The Company’s bank accounts earn interest income at variable rates. The fair value of its investments is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Price risk - The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

7.

SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

	9 months ended
	June 30, 2009
	Number of shares	Amount $	Contributed Surplus $

Balance, September 30, 2008	122,697,859	108,370,841	9,031,777
Stock-based compensation	-	-	390,260
Balance, June 30, 2009	122,697,859	108,370,841	9,422,037

Escrow shares - There were 9,375 common shares held in escrow for all periods presented. Subject to receipt of regulatory approval, the Company will request cancellation of the escrow agreement and return the shares to its treasury.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

7.

SHARE CAPITAL (continued)

Warrants – As at September 30, 2008 and June 30, 2009 there were no share purchase warrants outstanding.

Options – The Company has a rolling stock option plan applicable to directors, employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. The exercise price of an option shall not be less than the discounted market price at the time of granting as prescribed by the policies of the TSX Venture Exchange. The maximum term of stock options is ten years from the grant date. Vesting terms are at the discretion of the directors.

A summary of the changes to the Company's stock options is presented below:

	Options	Weighted Average Exercise Price $

Outstanding, September 30, 2008	9,005,834	1.67
Granted	2,675,000	0.40
Forfeited	(3,440,801)	2.09

Outstanding, June 30, 2009	8,240,033	1.10

As at June 30, 2009 the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price $	Number Exercisable #	Weighted Average Exercise Price $

0.22 to 0.99	4,325,000	4.0	0.53	833,333	0.45
1.00 to 1.99	3,340,033	2.3	1.52	3,100,334	1.54
2.00 to 2.99	400,000	2.7	2.97	400,000	2.97
3.00 to 3.99	175,000	3.0	3.43	150,000	3.46

	8,240,033	3.2	1.11	4,483,667	1.54

As at June 30, 2009, the market price of the Company’s stock closed at $0.34 and the intrinsic value of the unexercised vested options was $10,000.

Shareholders’ rights plan

The directors of the Company approved the adoption of a renewal shareholder rights plan, dated March 2, 2009 (the “Rights Plan”) which was ratified by the Company’s shareholders on April 6, 2009. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2012.

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

8.

STOCK-BASED COMPENSATION

Fair Value of Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted-average assumptions were used to estimate grant date fair values in the nine months ended June 30, 2009.

	Nine Months Ended	Nine Months Ended
	June 30, 2009	June 30, 2008
Employees and Directors
Expected stock price volatility	104.4%	87.0%
Expected life of options	2.6 years	2.4 years
Risk free interest rate	1.22%	3.28%
Expected dividend yield	Nil	Nil
Weighted average per share grant date fair value of options granted in period	$0.24	$0.61

Presentation

	Three months ended June 30, 2009	Three months ended June 30, 2008	Nine Months ended June 30, 2009	Nine Months ended June 30, 2008
Total stock-based compensation cost	200,927	541,039	390,260	1,256,588
Less: capitalized to mineral properties	(14,861)	(17,119)	(58,308)	(43,575)
Stock-based compensation expense	186,066	523,920	331,952	1,213,013

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

9.

NON-CASH TRANSACTIONS

	Three months ended June 30, 2009	Three months ended June 30, 2008	Nine Months ended June 30, 2009	Nine Months ended June 30, 2008
Stock-based compensation capitalized to mineral properties	14,861	17,119	58,308	43,575
Amortization capitalized to mineral properties	19,039	21,154	58,747	55,878
Shares issued for mineral properties	-	-	-	459,000
Accounts payable and accrued liabilities capitalized to mineral properties	(16,324)	-	1,056,106	-
Asset retirement obligation capitalized to mineral properties	12,528	-	19,792	-
Marketable securities for mineral property costs recovered	-	46,000	-	46,000

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

10.

RELATED PARTY TRANSACTIONS AND BALANCES

a) Transactions

	Nine months ended
	June 30, 2009 $	June 30, 2008 $

Cost reimbursements from companies with common directors and/or officers	-	310,606
Legal fees to a law firm in which a director is a partner	38,354	117,073
Geological consulting fees paid to a company with common directors	-	77,352
Consulting fees to companies controlled by officers	63,750	-
Consulting fees to companies controlled by directors	-	25,542

Consulting fees were based on rates commensurate with the costs of obtaining employee or director services. Legal and geological consulting fees were billed at standard industry rates.

b) Balances

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

	June 30, 2009 $	June 30, 2008 $

Due from related parties	69,780	-
Due to related parties	(75,531)	(42,964)

11.

SEGMENTED INFORMATION

The Company operates in one business segment, the mineral exploration and development industry.

Enterprise-wide information about geographic areas is as follows:

	June 30, 2009 $	September 30, 2008 $

a) Mineral properties
Slovakia	31,628,648	27,011,462
Northern Ireland	10,630,996	11,308,093

	42,259,644	38,319,555

b) Property and equipment
Foreign	482,196	531,592
Canada	251,977	351,327

	734,173	882,919

TOURNIGAN ENERGY LTD. (a development stage company)

2009 THIRD QUARTER REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended June 30, 2009

(expressed in Canadian dollars) (unaudited)

12.

COMMITTMENTS

Head office lease - On May 29, 2009, in exchange for a payment of $183,293 (net of a security deposit of $18,101), to the landlord the Company surrendered the Vancouver head office lease and was released from all remaining obligations of the lease.  The Company paid a leasing agent $31,796 commission to find the replacement tenant.

Drilling contract - A subsidiary of the Company has entered into a drilling contract with a Slovakian drilling company whereby the Company has committed to drill 4,190 metres by December 31, 2010 at an estimated equivalent cost of $275 per metre.  If the Company terminates the contract a 15% penalty against the remaining commitment will be payable.

Mineral properties – As at June 30, 2009, the aggregate licence fees and minimum work commitments to maintain the Company’s Kremnica Gold project in good standing are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

13.

SUBSEQUENT EVENTS

Subsequent to June 30, 2009, 1,536,700 stock options were forfeited at the expiry of the 90 day grace period.